Mail Stop 3561

December 17, 2007

Mr. James DeOlden
Chief Executive Officer
CalbaTech, Inc.
23341 Del Lago
Laguna Hills, CA 92653

      Re: **CalbaTech, Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              File No. 000-33039

Dear Mr. DeOlden:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                Tia Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Health Care Services